FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                    D'Longueil Consulting, New York
Eduardo Villegas Contte,                         Lucia Domville
   Chief Financial Officer                       (ldomville@nyc.rr.com)
(evillega@metrogas.com.ar)                       (917) 375-1984
(5411) 4309-1434
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511


       METROGAS ANNOUNCES THE FURTHER EXTENSION OF ITS NEW SOLICITATION OF
          CONSENTS TO RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTEDNESS
          ------------------------------------------------------------


         BUENOS AIRES, December 28, 2005 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that it is extending until 5:00 p.m., New York City time, on January 11, 2006, its new solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), aggregating approximately the equivalent of U.S.$
436.9 million principal amount of Existing Debt as of September 30, 2005, subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and of support agreements committing holders of its Existing Bank Debt to execute, an acuerdo preventivo extrajudicial ("APE"). The Company may extend the solicitation period past January 11, 2006.

         The Company determined to further extend the solicitation period because there is still a significant number of holders of Existing Debt that have expressed verbally their wish to participate in the APE Solicitation, but were unable to complete prior to the expiration date of the APE Solicitation (December 27, 2005) the technical steps that are required to permit them to execute and deliver their powers of attorney and support agreements.


         APE Solicitation

         As of 5:00 p.m., New York City time, on December 27, 2005, the Company had received powers of attorney and support agreements, together with the necessary supporting documentation, with respect to the equivalent of approximately U.S.$ 371.4 million principal amount of Existing Debt. In addition, as of such time and date, the Company had also received powers of attorney and support agreements, but was awaiting the receipt of the necessary supporting documentation, with respect to the equivalent of an additional U.S.$
19.0 million principal amount of Existing Debt.

         The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 9, 2005, as the same may be modified.

THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. THE APE SOLICITATION IS NOT BEING MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.





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